Exhibit 99.1

ASX, Nasdaq and Media Release

June 8, 2023

Opthea Appoints Anshul Thakral as Non-Executive Director of the Board

Melbourne, Australia; June 8, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointment of Mr. Anshul Thakral as a Non-Executive Director of the Company’s Board of Directors. Concurrently with this appointment, Mr. Michael Sistenich has resigned as a Non-Executive Director, having served for over 7 years on the Board.

Opthea’s Chairman, Dr. Jeremy Levin, commented “We are immensely grateful to Michael for his contribution to Opthea. Having joined the Board in 2015, Michael has been a valued contributor to Opthea’s growth as the Company transitioned from early-stage clinical research to a dual ASX-Nasdaq listed company running global registrational Phase 3 clinical trials for wet AMD. We offer our sincere thanks and best wishes to Michael and extend a warm welcome to Anshul as a member of the Board.”

Mr. Anshul Thakral is Chief Executive Officer and Board Member of Launch Therapeutics, a clinical development company backed by funds managed by global investment firm Carlyle (NASDAQ: CG) and its life sciences franchise, Abingworth. Opthea’s Chief Executive Officer and Managing Director Dr. Megan Baldwin said “Opthea entered into a large, non-dilutive structured financing with Carlyle and Abingworth, in collaboration with Launch Therapeutics in August 2022. Anshul’s joining the Board of Opthea further builds our relationship with the Launch Therapeutics team and we look forward to working closely with Anshul as we advance our Phase 3 program.”

Mr. Thakral has worked for over 20 years in the pharmaceutical and biotechnology industry and is an experienced executive, management consultant and entrepreneur. “I am honored to join the Opthea Board and to work alongside great minds in science and healthcare,” said Mr. Thakral. “I feel confident that together, we will continue to find solutions for patients and drive value for shareholders.”

Mr. Thakral was previously Chief Commercial Officer and Executive Vice President of Peri and Post-Approval Services at PPD, and prior to that was Global Head of PPD Biotech. Before PPD, Mr. Thakral ran the global life sciences business unit at Gerson Lehrman Group (GLG) and worked at McKinsey & Company as an associate principal in the health care practice, where he provided strategic advice to global pharmaceutical and biotechnology companies on growth, research and development, business development and commercialization. He currently serves on the boards of TriNetX, Saama Technologies, Orsini Specialty Pharmacy, is an Operating Executive at Carlyle and is a Venture Partner at Abingworth. Mr. Thakral holds a Master’s degree in Biomedical Engineering from Johns Hopkins University and a Masters Business Administration (MBA) from the Wharton School at the University of Pennsylvania.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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